UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

PIPE Investment

On March 14, 2023, HUB Cyber Security Ltd. (the “Company”) announced that it issued and sold approximately 400,000 shares to two of the original investors who had previously committed to participate in a PIPE financing in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The shares were sold under the original PIPE terms for $10 per share for gross proceeds of approximately $4 million. These funds were received as partial satisfaction of those investors’ commitments. The Company did not waive any claims it has against any of the PIPE investors for the remaining funds committed. The remaining PIPE funds are currently being negotiated with investors, and the Company remains in discussions with the investors to receive those funds.

On March 14, 2023, the Company issued a press release titled “HUB Security Receives 4 Million USD From PIPE Investor Under Original Terms” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: March 14, 2023	By:	/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer